Exhibit 99.1

Naked Brand Group and Bendon Limited Successfully Complete Merger

- Bendon Limited Reports Results for the Fiscal Year Ended January 31, 2018

NEW YORK- June 20, 2018 - Naked Brand Group Inc. (NASDAQ:NAKD) (“Naked”), an innovative fashion and lifestyle brand, and Bendon Limited, a global leader in intimate apparel and swimwear (“Bendon”), announced today that they have completed their previously announced business combination (“Business Combination” or the “Transactions”) pursuant to that certain Agreement and Plan of Reorganization, dated as of May 25, 2017 and amended on July 26, 2017, February 21, 2018, March 19, 2018 and April 23, 2018 (the “Merger Agreement”). The Merger Agreement was approved by the Company’s stockholders on June 11, 2018.

Under the terms of the Merger Agreement, Naked and Bendon became wholly-owned subsidiaries of a newly formed company, Bendon Group Holding Limited, which has been renamed Naked Brand Group Limited (“Holdco”), and exchanged their securities for ordinary shares of Holdco. The Naked shares were exchanged for Holdco shares at the rate of 1 Naked share for 0.2 Holdco shares. Holdco’s ordinary shares will commence trading on The Nasdaq Stock Market under the symbol “NAKD”.

Carole Hochman, Holdco’s newly appointed Executive Chairman and Naked’s Chief Executive Officer, commented, “We are thrilled to have completed this business combination thereby creating a powerful portfolio of iconic innerwear, sleepwear, and swimwear brands. This business combination is the culmination of hard work and dedication and we thank our shareholders for their support.”

Justin Davis-Rice, Holdco’s Chief Executive Officer, commented, “We believe this merger will enable the combined company to strengthen its global industry leadership and continue to drive growth over the long-term. Through the use of the U.S. capital markets, we anticipate having financial flexibility to expand distribution networks and further develop our businesses as well as acquire complementary brands. We are excited to further revolutionize the lingerie industry through our unwavering commitment to best in category innovation in design and technology within product and brand development.”

For additional information on the transaction, see Naked’s Current Report on Form 8-K and Holdco’s Report of Foreign Private Issuer on Form 6-K, each of which will be filed promptly and which can be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Duane Morris LLP served as legal counsel to Naked. Graubard Miller, Russell McVeagh and Wynn Williams served as legal counsel to Bendon and Holdco.

Financial Results of Bendon Limited:

Bendon today also announced its financial results for the fiscal year ended January 31, 2018. Bendon reported revenue for the 2018 fiscal year of NZ$131.4 million and net loss of NZ$37.4 million. Bendon’s total assets were NZ$88.1 million and its total liabilities were NZ$93.8 million at January 31, 2018. Bendon also reported revenue for the 2017 fiscal year of NZ$152.1 million and net loss of NZ$39.9 million. Bendon’s total assets were NZ$101.2 million and its total liabilities were NZ$110.3 million at January 31, 2017.

Bendon Financial Information as prepared under IFRS and in New Zealand Dollars (NZ$)

Consolidated Statement of Operations Data:

		Unaudited
	Jan. 31,	Jan. 31,
	2018	2017
	NZ$000	NZ$000
	12 months	12 months
Revenue	131,388	152,144
Cost of goods sold	(87,459)	(84,358)
Gross profit	43,929	67,786
Brand management	(53,653)	(53,957)
Administrative expenses	(4,131)	(3,712)
Corporate expenses	(12,851)	(12,920)
Finance expense	(8,791)	(11,214)
Brand transition, restructure and transaction expenses	(3,272)	(2,430)
Impairment expense	(1,914)	(2,865)
Other foreign currency gains/(losses)	757	(14,327)
Fair value gain/(loss) on convertible notes derivative	2,393	(592)
Loss before income tax	(37,533)	(34,230)
Income tax benefit/(expense)	(60)	(6,123)
Loss for the period	(37,593)	(40,352)
Other comprehensive loss
Exchange differences on translation of foreign operations	148	384
Total comprehensive loss for the period	(37,445)	(39,968)

Consolidated Balance Sheet Data:

	January 31, 2018	January 31, 2017
	NZ$000	NZ$000
Cash and cash equivalents	10,739	2,645
Working capital	(20,752)	(19,644)
Total assets	88,096	101,232
Borrowings	52,121	68,998
Total shareholders’ equity	(5,710)	(9,044)

Unless otherwise noted, all translations from U.S. dollars to New Zealand dollars were made at the closing rate as at January 31, 2018 of NZ$1 = US$1.36. We make no representation that any New Zealand dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or New Zealand dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

In connection with the closing of the Business Combination, Bendon completed certain equity financings and debt restructurings. After accounting for the consummation of the Business Combination and the related financings and restructurings, the unaudited pro forma balance sheet as of January 31, 2018 is as follows:

	Without Impact of Transactions		Pro Forma Adjustments Resulting from Transactions			After Impact of Transactions
	($NZD in thousands)	($USD in thousands)	($NZD in thousands)	($USD in thousands)		($NZD in thousands)	($USD in thousands)
Assets:
Current	76,314	57,327	15,004	10,503	a,b,e	91,318	67,830
Non-current	17,861	13,417	0	0		17,861	13,417
Total assets	94,175	70,744	15,004	10,503		109,179	81,247

Liabilities and stockholders’ equity:
Current	91,899	69,034	(31,262)	(22,533)	a, c,d	60,636	46,501
Non-current	2,711	2,037	0	0		2,711	2,037
Total Liabilities	94,610	71,071	(31,262)	(22,533)		63,347	48,537
Stockholders’ equity	(435)	(327)	46,267	33,036	b,c,d,e	45,831	32,709
Total liabilities and stockholders’ equity	94,175	70,744	15,004	10,503		109,179	81,247

Pro forma adjustments resulting upon Transactions:

a) Restructure of the BNZ facility on completion of Transactions NZD$18,571 (USD$13,000)

b) Capital raised from Novo on March 6, 2018 and April 5, 2018 totaling NZD$9,286 (USD$6,500)

c) Shareholder loans converted to equity on completion of Transactions NZD$10,951 (USD $8,226)

d) AEE Acquisitions Holdings LLC Note converted on completion of Transactions NZD$1,740 (USD$1,307)

e) PIPE investment on completion of Transactions NZD$24,290 (USD$17,003)

About Naked Brand Group Limited:

Naked Brand Group Limited is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 10 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Naked, Bendon, Bendon Man, Davenport, Evollove, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim. Naked Brand Group Limited products are available in 34 countries worldwide through 3,000+ retail doors, a growing network of E-commerce sites and 63 company-owned Bendon retail and outlet stores in Australia, New Zealand and Ireland. Brands are distributed through premier department stores, specialty stores, independent boutiques and third-party e-commerce sites globally, including Macy’s, Nordstrom, Saks Fifth Avenue, Harrods, Selfridges, Amazon and asos among others.

www.nakedbrands.com

About Bendon Limited:

Bendon is a global leader in intimate apparel and swimwear renowned for its best in category innovation in design, and technology and unwavering commitment to premium quality products throughout its 70-year history. Bendon has a portfolio of 10 highly productive brands, including owned brands Bendon, Bendon Man, Davenport, Evollove, Fayreform, Hickory, Lovable (in Australia and New Zealand) and Pleasure State, as well as licensed brands Heidi Klum Intimates and Swimwear and Stella McCartney Lingerie and Swimwear.

In October 2014 Bendon named supermodel and television host Heidi Klum as the Creative Director and face of Bendon’s flagship Intimates collection, succeeding Elle Macpherson after 25 years with the brand. Bendon products are distributed through over 4,000 doors across 43 countries as well as through a growing network of 60 company-owned Bendon retail and outlet stores in Australia, New Zealand and Ireland. Bendon’s global supply chain is one of its strongest assets, controlling sourcing, manufacturing and production at over 30 partner facilities across Asia. Bendon has more than 700 staff at offices and stores in Auckland, Sydney, New York, London and Hong Kong and is poised for continued meaningful growth as it opens additional retail stores and expands its current portfolio of products.

www.bendongroup.com

FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the merger of Naked with and into Merger-Sub, including any statements regarding the expected benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Bendon’s and Naked’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “believe,” “anticipate,” “could,” “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. These statements are based on management’s current expectations and/or beliefs and assumptions that management considers reasonable, which assumptions may or may not prove correct.

Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: (i) the risk of disruptions to current plans and operations, increased operating costs and the potential difficulties in maintaining customer, supplier, employee, operational and strategic relationships as a result of the announcement and consummation of the Merger or otherwise; (ii) adverse results in any legal proceedings that may be instituted against Bendon or Naked, their respective affiliates or others; (iii) the risk that the projected value creation and efficiencies from the Merger will not be realized, or will not be realized within the anticipated time period; (iv) Holdco’s ability to promptly, efficiently and effectively integrate Naked’s operations into those of the combined company; (v) the lack of a public market for shares of Holdco’s common stock and the possibility that a market for such shares may not develop; (vi) working capital needs; (vii) continued compliance with government regulations; (viii) labor practices; (ix) the combined company’s ability to achieve increased market acceptance for its product and penetrate new markets; and (x) the possibility that Bendon or Naked may be adversely affected by other economic, business and/or competitive factors, including rapidly changing customer preferences and trends.

Naked Brand Group

Alecia Pulman/Brittany Fraser, ICR

203-682-8200

NakedBrandsPR@icrinc.com

Investor Relations Contacts:

Jean Fontana/Jennifer Davis, ICR

646-277-1200

Jean.fontana@icrinc.com